16941 Keegan Ave, Carson CA 90746
Phone & Fax (310) 735-0085

Mr. William H. Thompson, Accounting Branch Chief
Mr. Adam Phippen, Staff Accountant
Ms. Donna Di Silvio, Staff Accountant
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

February 4, 2016

Re:    U.S. Auto Parts Network, Inc.
Form 10-Q for the Quarterly Period Ended October 3, 2015
Filed November 4, 2015
Response Dated January 28, 2015
File No. 1-33264

Dear Messrs. Thompson, Phippen and Di Silvio:

This letter is being transmitted by U.S. Auto Parts Network, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated February 2, 2016 (the “Comment Letter”), with respect to the Company’s Form 10-Q filed November 4, 2015. The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-Q for the Quarterly Period Ended October 3, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP measures, page 21
1. We reviewed your responses to comments 5 and 6. The proposed disclosure you provided to us indicates Adjusted EBITDA is presented as both an operating performance measure and a liquidity measure. In this regard, we note the use of your presentation of Adjusted EBITDA to evaluate your ability to repay loans. Further your proposed disclosure states Adjusted EBITDA assists in comparing your operating performance on a consistent basis by removing the impact of items not expected to be recurring when your calculation reflects adjustments for stock compensation in each period presented.

Please advise us how your proposed disclosure complies with Item 10(e) of Regulation S-K or show us what your disclosure will look like revised.

We note the Staff’s comment, and as a result, beginning with our Form 10-K for the period ended January 2, 2016, we will clarify which items in Adjusted EBITDA are non-recurring in nature, and we will delete the reference to lenders using "Adjusted EBITDA to evaluate the Company’s ability to repay loans". The revised disclosure will read as follows:

Management uses Adjusted EBITDA as one measure of the Company’s operating performance because it assists in comparing the Company’s operating performance on a consistent basis by removing the impact of stock compensation expense, as well as items that are not expected to be recurring. Internally, this non-GAAP measure is also used by management for planning purposes, including the preparation of internal budgets; for allocating resources to enhance financial performance; and for evaluating the effectiveness of operational strategies. The Company also believes that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate the ongoing operations of companies in our industry.

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Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ Neil Watanabe
Neil Watanabe
Chief Financial Officer

Cc:     Adam Phippen, SEC Staff Accountant
Donna Di Silvio, SEC Staff Account